Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

February 24, 2003
Our ref. No. PI 091

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Concerning Application for Delisting Shares from the Fukuoka and Sapporo Stock Exchange**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
General Manager
Investor Relations Office

dlw 3/3

Translation of report filed with the Tokyo Stock Exchange on February 24, 2003

Notice Concerning Application for Delisting Shares From the Fukuoka and Sapporo Stock Exchange

Mitsubishi Corporation

Mitsubishi Corporation wishes to serve notice that at a Board of Director's meeting held today, the resolution was passed, as detailed below, to apply to the Fukuoka and Sapporo Stock Exchange to have its shares delisted.

1. Reason for Applying for Delisting

Mitsubishi Corporation intends to apply for delisting on account of little trading of its shares on Fukuoka and Sapporo Stock Exchange.

2. Stance Regarding Other Listed Stock Exchanges

Mitsubishi Corporation will continue to list its shares on the Tokyo Stock Exchange, the Osaka Stock Exchange, the Nagoya Stock Exchange, and the London Stock Exchange. Mitsubishi Corporation also lists American Depositary Receipts (ADRs) listed in the OTC (Over-the-Counter) exchange.

3. Scheduled Date of Applying for Delisting

February 25, 2003

4. Delisting Schedule

After the application is approved by each stock exchange, Mitsubishi Corporation shares will be traded under the stock exchanges' special list of shares to be delisted. These shares will be delisted as of the date 1 month after the shares started trading under the special list of shares to be delisted.

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